UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the month of March 2009
Commission File Number 000-27811

CHARTERED SEMICONDUCTOR MANUFACTURING LTD.
(Exact name of registrant as specified in its charter)
Not Applicable
(Translation of registrant’s name into English)
Republic of Singapore
(Jurisdiction of incorporation or organization of registrant)

60 Woodlands Industrial Park D
Street 2, Singapore 738406
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☑                    Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                    No  ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURE
EXHIBITS INDEX
Ex-4.9 Form of ADS Rights Certificate
Ex-4.10 Instructions Booklet for ADS Rights Certificates Representing ADS Rights of Chartered Semiconductor Manufacturing Ltd.
Ex-4.11 Rights Agency Agreement dated March 9, 2009 by and between the Company and Citibank, N.A., as rights agent
Ex-4.12 Form of Provisional Allotment Letter
Ex-4.13 Application Form for New Ordinary Shares
Ex-4.14 Application Form for New Ordinary Shares and Excess Ordinary Shares
Ex-4.15 Instruction Booklet for Participation in the Rights Offering of New Ordinary Shares of Chartered Semiconductor Manufacturing Ltd.
Ex-99.1 Letter to Shareholders and ADS Holders
Ex-99.2 Securities Dealer Letter
Ex-99.3 Client Letter
Ex-99.4 Form W-9

Chartered Semiconductor Manufacturing Ltd. (the “Company”) is incorporating by reference the information and exhibits set forth in this Form 6-K into the Company’s registration statement filed on Form F-3 (Registration No. 333-155774); and the Company’s registration statements on Form S-8 (Registration No. 333-89849); Form S-8 (Registration No. 333-63814); Form S-8 (Registration No. 333-63816); Form S-8 (Registration No. 333-116844) and Form S-8 (Registration No. 333-145081).
Other Events
In connection with the Company’s previously announced rights offering, the Company is filing documents relating to the rights offering as Exhibits 4.9 through 4.15, and Exhibits 99.1 through 99.4 to this report on Form 6-K.
Exhibits
4.9	Form of ADS Rights Certificate

4.10	Instructions Booklet for ADS Rights Certificates Representing ADS Rights of Chartered Semiconductor Manufacturing Ltd.

4.11	Rights Agency Agreement dated March 9, 2009 by and between the Company and Citibank, N.A., as rights agent

4.12	Form of Provisional Allotment Letter

4.13	Application Form for New Ordinary Shares

4.14	Application Form for New Ordinary Shares and Excess Ordinary Shares

4.15	Instructions Booklet for Participation in the Rights Offering of New Ordinary Shares of Chartered Semiconductor Manufacturing Ltd.

99.1	Letter to Shareholders and ADS Holders

99.2	Securities Dealer Letter

99.3	Client Letter

99.4	Form W-9

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: March 11, 2009

CHARTERED SEMICONDUCTOR MANUFACTURING LTD.
By:	/s/ George Thomas
Name:	George Thomas
Title:	Senior Vice President and Chief Financial Officer

EXHIBITS INDEX
4.9	Form of ADS Rights Certificate

4.10	Instructions Booklet for ADS Rights Certificates Representing ADS Rights of Chartered Semiconductor Manufacturing Ltd.

4.11	Rights Agency Agreement dated March 9, 2009 by and between the Company and Citibank, N.A., as rights agent

4.12	Form of Provisional Allotment Letter

4.13	Application Form for New Ordinary Shares

4.14	Application Form for New Ordinary Shares and Excess Ordinary Shares

4.15	Instructions Booklet for Participation in the Rights Offering of New Ordinary Shares of Chartered Semiconductor Manufacturing Ltd.

99.1	Letter to Shareholders and ADS Holders

99.2	Securities Dealer Letter

99.3	Client Letter

99.4	Form W-9